Exhibit 99.1

Silence Therapeutics Strengthens Executive Leadership Team with Key Appointments

Curtis Rambaran, MD, promoted to Chief Medical Officer

Marie Wikström Lindholm, PhD, promoted to Chief Scientific Officer

1 December 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or the “Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced Curtis Rambaran, MD, previously Silence’s Vice President, Head of Clinical Science, has been promoted to Chief Medical Officer, and Marie Wikström Lindholm, PhD, previously Silence’s Senior Vice President, Head of Molecular Design, has been promoted to Chief Scientific Officer, effective immediately.

“I want to congratulate Curtis and Marie on their well-deserved promotions,” said Steven Romano, MD, Head of Research and Development at Silence. “Both have been instrumental to our clinical and scientific successes to date. Curtis’ broad experience leading successful early and late-stage development programs combined with his background in cardiovascular medicine will be invaluable to Silence’s next phase of growth. With our expanding mRNAi GOLD™ platform programs and commitment to advancing scientific research, I am also looking forward to continuing to collaborate closely with Marie. Her extensive work in oligonucleotide therapeutics is impressive and we are very fortunate to have her leading our efforts to innovate and further expand our footprint as a global siRNA leader.”

About Curtis Rambaran, MD

Curtis Rambaran joined Silence Therapeutics as VP and Head of the Clinical Science group in January 2021. He has 15 years’ experience in drug development across large pharma, medium sized pharma and recently biotech, spanning early and late-stage programs in cardiovascular, respiratory and rare diseases. Curtis joined the Respiratory Translational Medicine team at GlaxoSmithKline (GSK) in 2009 developing first in human and experimental medicine studies for novel oral and inhaled cardiopulmonary assets. He then moved to late phase development to work on several cardiovascular outcome studies (CVOTs) with novel anti-inflammatory MOA including LpPLA2 and p38 MAPK inhibitors. Following this, he became European Head of Translational Medicine and Clinical Pharmacology at Daiichi Sankyo UK, transitioning a year later to work with the New Jersey-based team in the US, leading early development programs across cardio-renal and rare diseases. This included human induced pluripotent stem cells for heart failure, NaPi-IIb inhibition for hyperphosphatemia in chronic kidney disease and an RNA antisense oligonucleotide for Duchenne Muscular Dystrophy.

Prior to joining industry, Curtis received a prestigious Wellcome Trust Cardiology Research Fellowship at King’s College University of London, followed by a specialist training program in Cardiovascular Medicine and Clinical Pharmacology at Guy’s & St Thomas’ Hospital London, UK. Preceding this, he completed an Internal Medicine residency in Yorkshire, UK after graduating with a medical degree from the University of the West Indies. He has led several academic-industry collaborations and published in peer-reviewed journals on vascular structure and function, cardiac safety, hypertension and clinical pharmacology.

About Marie Wikström Lindholm, PhD

Exhibit 99.1

Marie Wikström Lindholm joined Silence in December 2017. She has more than 15 years’ experience with oligonucleotide therapeutics, starting with Santaris Pharma A/S, Denmark, working on locked nucleic acid (LNA) oligonucleotide drug discovery from molecule design through in vitro screening, in vivo activity and metabolism studies, and finally a role as lipid metabolism expert. When Santaris was acquired by Roche in 2014, she was appointed Expert Scientist in Discovery Technology and Head of Targeted Delivery of oligonucleotide conjugates. She was also scientific coordinator for the LNA work in two large EU-funded FP7 programs (AtheroBCell and AtheroFlux). Before the transition to industry, she had an international academic career in experimental cardiovascular research starting with a PhD from Uppsala University. She has authored over 60 patents and peer-reviewed scientific publications, many in the fields of oligonucleotide drug design, safety, and function.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include zerlasiran designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking

Exhibit 99.1

statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.